SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               SCHEDULE 13D/A

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 4)

                            GOLDEN TELECOM, INC.
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                              (Name of Issuer)

                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                       (Title of Class of Securities)

                                 38122G107
          -------------------------------------------------------
                               (CUSIP Number)

                               CONNIE HELYAR
                         CAVENDISH NOMINEES LIMITED
                 C/O INTERNATIONAL PRIVATE EQUITY SERVICES
                      13-15 VICTORIA ROAD, PO BOX 431
                               ST. PETER PORT
                                  GY1 3ZD
                         GUERNSEY, CHANNEL ISLANDS
                              +44-1481-713-843
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    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                                MAY 5, 2006
          -------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

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     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               CAVENDISH NOMINEES LIMITED

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     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                       (b) [X]*

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     3     SEC USE ONLY

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     4     SOURCE OF FUNDS
               OO

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     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]

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     6     CITIZENSHIP OR PLACE OF ORGANIZATION
               GUERNSEY

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                      7    SOLE VOTING POWER
      NUMBER OF
                               NONE*
        SHARES
                     ---------------------------------------------------------
                      8    SHARED VOTING POWER
     BENEFICIALLY
                               1,313,880*
       OWNED BY
                     ---------------------------------------------------------
         EACH         9    SOLE DISPOSITIVE POWER
      REPORTING
                               NONE *
        PERSON
                     ---------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
         WITH
                               1,313,880*
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     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,313,880*

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     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                 [ ]

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     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               3.6%

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     14    TYPE OF REPORTING PERSON
               OO - LIMITED LIABILITY COMPANY

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*See Items 5 and 6 below

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     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               BARING VOSTOK PRIVATE EQUITY FUND LP1

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     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                       (b) [X]*

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     3     SEC USE ONLY

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     4     SOURCE OF FUNDS
               OO

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     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]

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     6     CITIZENSHIP OR PLACE OF ORGANIZATION
               GUERNSEY

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                      7    SOLE VOTING POWER
      NUMBER OF
                               289,655*
        SHARES
                     ---------------------------------------------------------
                      8    SHARED VOTING POWER
     BENEFICIALLY
                               NONE*
       OWNED BY
                     ---------------------------------------------------------
         EACH         9    SOLE DISPOSITIVE POWER
      REPORTING
                               289,655*
        PERSON
                     ---------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
         WITH
                               NONE *

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     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               289,655*

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     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                 [X]

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     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               LESS THAN 1%

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     14    TYPE OF REPORTING PERSON
               PN

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*See Items 5 and 6 below

     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               BARING VOSTOK PRIVATE EQUITY FUND LP2

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     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                       (b) [X]*

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     3     SEC USE ONLY

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     4     SOURCE OF FUNDS
               OO

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     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]

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     6     CITIZENSHIP OR PLACE OF ORGANIZATION
               GUERNSEY

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                      7    SOLE VOTING POWER
      NUMBER OF
                               471,660*
        SHARES
                     ---------------------------------------------------------
                      8    SHARED VOTING POWER
     BENEFICIALLY
                               NONE *
       OWNED BY
                     ---------------------------------------------------------
         EACH         9    SOLE DISPOSITIVE POWER
      REPORTING
                               471,660*
        PERSON
                     ---------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
         WITH
                               NONE *

------------------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               471,660*

------------------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                 [X]

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     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               1.3%

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     14    TYPE OF REPORTING PERSON
               PN

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*See Items 5 and 6 below

------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               BARING VOSTOK PRIVATE EQUITY FUND LP3

------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                       (b) [X]*

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     3     SEC USE ONLY

------------------------------------------------------------------------------
     4     SOURCE OF FUNDS
               OO

------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]

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     6     CITIZENSHIP OR PLACE OF ORGANIZATION
               GUERNSEY

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                      7    SOLE VOTING POWER
      NUMBER OF
                               322,203*
        SHARES
                     ---------------------------------------------------------
                      8    SHARED VOTING POWER
     BENEFICIALLY
                               NONE *
       OWNED BY
                     ---------------------------------------------------------
         EACH         9    SOLE DISPOSITIVE POWER
      REPORTING
                               322,203*
        PERSON
                     ---------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
         WITH
                               NONE *

------------------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               322,203*

------------------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                 [X]

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     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               LESS THAN 1%

------------------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON
               PN

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*See Items 5 and 6 below

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     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               BARING VOSTOK FUND CO-INVESTMENT LP

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     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                       (b) [X]*

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     3     SEC USE ONLY

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     4     SOURCE OF FUNDS
               OO

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     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]

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     6     CITIZENSHIP OR PLACE OF ORGANIZATION
               GUERNSEY

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                      7    SOLE VOTING POWER
      NUMBER OF
                               9,247*
        SHARES
                     ---------------------------------------------------------
                      8    SHARED VOTING POWER
     BENEFICIALLY
                               NONE *
       OWNED BY
                     ---------------------------------------------------------
         EACH         9    SOLE DISPOSITIVE POWER
      REPORTING
                               9,247*
        PERSON
                     ---------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
         WITH
                               NONE *

------------------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               9,247*

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     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                 [X]

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     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               LESS THAN 1%

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     14    TYPE OF REPORTING PERSON
               PN

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*See Items 5 and 6 below

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     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               THE NIS RESTRUCTURING FACILITY LP

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     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                       (b) [X]*

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     3     SEC USE ONLY

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     4     SOURCE OF FUNDS
               OO

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     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]

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     6     CITIZENSHIP OR PLACE OF ORGANIZATION
               GUERNSEY

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                      7    SOLE VOTING POWER
      NUMBER OF
                               221,115*
        SHARES
                     ---------------------------------------------------------
                      8    SHARED VOTING POWER
     BENEFICIALLY
                               NONE *
       OWNED BY
                     ---------------------------------------------------------
         EACH         9    SOLE DISPOSITIVE POWER
      REPORTING
                               221,115*
        PERSON
                     ---------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
         WITH
                               NONE *

------------------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               221,115*

------------------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                 [X]

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     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               LESS THAN 1%

------------------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON
               PN

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*See Items 5 and 6 below

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     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               BARING VOSTOK FUND (GP) LP

------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                       (b) [X]*

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     3     SEC USE ONLY

------------------------------------------------------------------------------
     4     SOURCE OF FUNDS
               OO

------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]

------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION
               GUERNSEY

------------------------------------------------------------------------------
                      7    SOLE VOTING POWER
      NUMBER OF
                               1,313,880*
        SHARES
                     ---------------------------------------------------------
                      8    SHARED VOTING POWER
     BENEFICIALLY
                               NONE *
       OWNED BY
                     ---------------------------------------------------------
         EACH         9    SOLE DISPOSITIVE POWER
      REPORTING
                               1,313,880*
        PERSON
                     ---------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
         WITH
                               NONE *

------------------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,313,880*

------------------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                 [ ]

------------------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               3.6%

------------------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON
               PN

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*See Items 5 and 6 below

------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               BARING VOSTOK FUND MANAGERS LIMITED

------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                       (b) [X]*

------------------------------------------------------------------------------
     3     SEC USE ONLY

------------------------------------------------------------------------------
     4     SOURCE OF FUNDS*
               OO

------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]

------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION
               GUERNSEY

------------------------------------------------------------------------------
                      7    SOLE VOTING POWER
      NUMBER OF
                               1,313,880*
        SHARES
                     ---------------------------------------------------------
                      8    SHARED VOTING POWER
     BENEFICIALLY
                               NONE*
       OWNED BY
                     ---------------------------------------------------------
         EACH         9    SOLE DISPOSITIVE POWER
      REPORTING
                               1,313,880*
        PERSON
                     ---------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
         WITH
                               NONE*

------------------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,313,880*

------------------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                 [ ]

------------------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               3.6%

------------------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON
               OO - LIMITED LIABILITY COMPANY

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*See Items 5 and 6 below

INTRODUCTORY STATEMENT
----------------------

     This Amendment No. 4 relates to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Golden Telecom, Inc., a Delaware corporation ("Golden Telecom").

     This Amendment No. 4 amends and supplements the Statement on Schedule 13D (the "Statement") originally filed on May 21, 2001 by Cavendish Nominees Limited ("Cavendish"), Baring Vostok Private Equity Fund LP1 ("BVPE 1"), Baring Vostok Private Equity Fund LP2 ("BVPE 2"), Baring Vostok Private Equity Fund LP3 ("BVPE 3"), The NIS Restructuring Facility LP ("NIS Restructuring"), Baring Vostok Fund (GP) LP ("BVF") and Baring Vostok Fund Managers Limited ("BVF Managers"), as amended by Amendment No. 1 on
Schedule 13D/A filed on November 9, 2001, Amendment No. 2 on Schedule 13D/A filed on September 12, 2002 and Amendment No. 3 on Schedule 13D/A filed on August 26, 2003.

     The principal executive offices of Golden Telecom are located at c/o Representation Office Golden Teleservices, Inc., 1 Kozhevnichesky Proezd, Moscow, Russia 115114.


ITEM 2.   Identity and Background
          -----------------------

     Item 2 is hereby amended by replacing the second through fourth paragraphs with the following:

     Cavendish, a limited liability company organized and registered under the laws of Guernsey, is the nominee of each of Barings Vostok Fund Co-Investment LP ("BVFCI"), BVPE 1, BVPE 2, BVPE 3, and NIS Restructuring (collectively, the "LP Funds") with respect to the shares of Common Stock held by them and, in its capacity as nominee, is the named party to certain agreements relating to such shares (see Items 5 and 6 of the Statement, as amended and supplemented hereby). Each of the LP Funds is a limited partnership organized under the laws of Guernsey. BVF, a limited partnership organized under the laws of Guernsey, is the general partner of each of the LP Funds. BVF Managers, a limited liability company organized under the laws of Guernsey, is the general partner of BVF and was formerly an indirect wholly-owned subsidiary of ING Groep NV, a company organized under the laws of The Netherlands. As a result of an August 2004 management buy-out, ING Groep NV no longer owns any interest in BVF Managers.

     BVPE 1, BVPE 2, BVPE 3, BVFCI, NIS Restructuring, BVF and BVF Managers are collectively referred to as the "Reporting Persons." The address of the principal office of each of the Reporting Persons is 13-15 Victoria Road, PO Box 431, St. Peter Port, GY1 3ZD, Guernsey, c/o International Private Equity Services.

     The name, business address, citizenship, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted, of each executive officer and director of BVF Managers and Cavendish is set forth on Schedule I hereto, which is incorporated herein by reference.

ITEM 5.   Interest in Securities of the Issuer
          ------------------------------------

     Item 5(a)(i) is hereby amended by renumbering it as Item 5(a), deleting the first two paragraphs and replacing them with the following:

     (a) As of March 14, 2006, as reported by Golden Telecom in its Annual Report on Form 10-K dated March 16, 2006, there were an aggregate of 36,479,176 shares of Common Stock outstanding. As of the date hereof (i) BVPE 1 beneficially owns 289,655 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock, (ii) BVPE 2 beneficially owns 471,660 shares of Common Stock, representing approximately 1.3% of the outstanding shares of Common Stock, (iii) BVPE 3 beneficially owns 322,203 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock, (iv) BVFCI beneficially owns 9,247 shares Common Stock, representing less than 1% of the outstanding shares of Common Stock and (v) NIS Restructuring beneficially owns 221,115 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock. The aggregate of 1,313,880 shares beneficially owned by all of the LP Funds collectively represent approximately 3.6% of the outstanding shares of Common Stock.

     Due to their relationship with the LP Funds (see Item 2), as of the date hereof, BVF and BVF Managers beneficially own, and Cavendish may be deemed to beneficially own, 1,313,880 shares of Common Stock. Based on an aggregate of 36,479,176 outstanding shares of Common Stock, this would represent approximately 3.6% of the outstanding shares of Common Stock. Cavendish disclaims beneficial ownership of all Common Stock beneficially owned by the LP Funds, BVF and BVF Managers.

     Item 5(a)(i) is further amended by deleting the fourth and fifth paragraphs and replacing them with the following:

     Reference is made to such statements on Schedule 13D or Schedule 13G as have been or may be filed with the Securities and Exchange Commission by each of RTK, Alfa Telecom, Telenor, CIPEF and First NIS Fund for information regarding such entities, their respective beneficial ownership of shares of Common Stock and any changes to such respective beneficial ownership of shares of Common Stock. To the best of the Reporting Persons' knowledge, each of RTK, Alfa Telecom, Telenor, CIPEF, and First NIS Fund, respectively, may be deemed to beneficially own the following numbers and percentages of shares of Common Stock, in reported in Golden Telecom's 2006 Proxy Statement filed with the Securities and Exchange Commission on April 28, 2006, unless otherwise specified: RTK - 4,024,067 (11.1%); Alfa Telecom -10,731,707 (29.5%); Telenor - 7,369,972 (20.3%); CIPEF - as reported in the Form 4 filed with the SEC by Ashley Dunster on February 27, 2006, 1,276,046 shares (3.5%) and First NIS Fund - as of the date hereof, 451,609 (1.2%).

     To the best of the Reporting Persons' knowledge, RTK, Alfa Telecom, Telenor, CIPEF, First NIS Fund and the LP Funds (through Cavendish as nominee), in the aggregate but not individually, may be deemed to beneficially own 25,167,281 shares of Common Stock (69.0%). Each of the Reporting Persons disclaims beneficial ownership of all shares of Common Stock beneficially owned by RTK, Alfa Telecom, Telenor, CIPEF and First NIS Fund, and the filing of this Statement shall not be construed as an admission that any of the Reporting Persons or any other person named in
Item 2 hereof forms a "group" (as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934 and Rule 13d-5 under such Act) with, or is the beneficial owner of any shares of Common Stock beneficially owned by, RTK, Alfa Telecom, Telenor, CIPEF or First NIS Fund.

     Except as set forth herein, to the knowledge of the Reporting Persons, none of the persons listed on Schedule I hereto beneficially own any shares of Common Stock.

     Item 5(a)(ii) is hereby amended by deleting the entire text therein.

     Item 5(b) is hereby amended by deleting the entire text therein and replacing it with the following:

     (b) The number of shares of Common Stock with respect to which BVPE 1
(i) has sole voting power is 289,665, (ii) shares voting power is zero,
(iii) has sole dispositive power is 289,665 and (iv) shares dispositive power is zero.

     The number of shares of Common Stock with respect to which BVPE 2 (i) has sole voting power is 471,660, (ii) shares voting power is zero, (iii) has sole dispositive power is 471,660 and (iv) shares dispositive power is zero.

     The number of shares of Common Stock with respect to which BVPE 3 (i) has sole voting power is 322,203, (ii) shares voting power is zero, (iii) has sole dispositive power is 322,203 and (iv) shares dispositive power is zero.

     The number of shares of Common Stock with respect to which BVFCI (i) has sole voting power is 9,247, (ii) shares voting power is zero, (iii) has sole dispositive power is 9,247 and (iv) shares dispositive power is zero.

     The number of shares of Common Stock with respect to which NIS Restructuring (i) has sole voting power is 221,115, (ii) shares voting power is zero, (iii) has sole dispositive power is 221,115 and (iv) shares dispositive power is zero.

     BVF, as the general partner of the LP Funds, and BVF Managers, as the general partner of BVF, may be deemed to have sole voting and dispositive power over the aggregate of 1,313,880 shares of Common Stock held by the LP Funds (through Cavendish as nominee). As noted above, Cavendish disclaims beneficial ownership of all shares of Common Stock beneficially owned by the LP Funds, BVF and BVF Managers. Each of the LP Funds disclaims beneficial ownership of the shares of Common Stock beneficially owned by the other LP Funds.

     Under the Successor Shareholders Agreement, Cavendish has agreed to take all action (including without limitation the voting of shares, the execution of written consents, the calling of special meetings, the removal of directors, the filling of vacancies on the Board of Directors, the waiving of notice and attendance at meetings, the amendment of Golden Telecom's by-laws and the like) necessary from time to time to maintain the composition of the Board of Directors specified in Section 3 of the Successor Shareholders Agreement in accordance with the terms of such provisions. As noted above, each of the Reporting Persons disclaims beneficial ownership of all shares of Common Stock beneficially owned by RTK, Alfa Telecom, Telenor, CIPEF and First NIS Fund.

     The Reporting Persons may be deemed, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "1934 Act"), to share beneficial ownership of 451,609 shares of Common Stock owned of record by First NIS Fund, representing, as of the date hereof, approximately 1.2% of the issued and outstanding shares of Common Stock. Each of the Reporting Persons disclaims beneficial ownership of all shares of Common Stock beneficially owned by First NIS Fund and disclaims membership in any "group" with First NIS Fund.

     Item 5(c) is hereby amended by inserting the following after the first paragraph:

     Cavendish sold the following shares of Common Stock within the last 60 days under a trading plan pursuant to Rule 10b5-1 under the Exchange Act of 1934 and pursuant to Rule 144 under the Securities Act of 1933 (see Item 6 for a description of the Sales Plan):

              DATE              NO. OF SHARES       WEIGHTED-AVERAGE
              ----              -------------       ----------------
                                                    PRICE PER SHARE
                                                    ---------------

            03/17/06                32,300                    30.01
            03/24/06                 3,560                    30.02
            03/27/06                21,718                       30
            03/28/06                 1,810                       30
            03/29/06                11,220                       30
            03/30/06                11,402                    30.01
            03/31/06                 7,119                       30
            04/04/06                54,511                    31.14
            04/05/06                 8,187                    30.02
            04/06/06                 1,446                    30.04
            04/10/06                16,729                       30
            04/12/06                1,446                     30.04
            05/05/06                57,300                    32.00


ITEM 6.   Contracts, Arrangements, Understandings or Relationships With
          -------------------------------------------------------------
          Respect to Securities of the Issuer
          -----------------------------------

     Item 6 is hereby amended by adding the following paragraph (e) after existing paragraph (d):

     (e) On August 11, 2005, Cavendish entered into a Rule 10b5-1 Sales Plan and Client Representations (the "First Sales Plan") with Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill") that complied with Rule 10b5-1 under the Securities Exchange Act of 1934. The First Sales Plan was effective from August 22, 2005 to February 15, 2006 and provided for the sale by Cavendish of up to 646,650 shares of which an aggregate 218,073 were sold. On March 16, 2006, Cavendish entered into a second Rule 10b5-1 Sales Plan and Client Representation (the "Second Sales Plan") with Merrill that complies with Rule 10b5-1 under the Securities Exchange Act of 1934. The Second Sales Plan is effective from March 17, 2006 to September 17, 2006 and will enable Cavendish to sell up to 361,962 shares.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 19, 2006

                                 CAVENDISH NOMINEES LIMITED

                                 By: /s/ Peter Touzeau
                                    -------------------------------
                                 Name:   Peter Touzeau
                                 Title:  Director


                                 BARING VOSTOK FUND MANAGERS LIMITED
                                 AS GENERAL PARTNER OF
                                 BARING VOSTOK FUND (GP) LP
                                 AS GENERAL PARTNER OF
                                 BARING VOSTOK PRIVATE EQUITY FUND LP 1


                                 By: /s/ Peter Touzeau
                                    -------------------------------
                                 Name:   Peter Touzeau
                                 Title:  Director


                                 BARING VOSTOK FUND MANAGERS LIMITED
                                 AS GENERAL PARTNER OF
                                 BARING VOSTOK FUND (GP) LP
                                 AS GENERAL PARTNER OF
                                 BARING VOSTOK PRIVATE EQUITY FUND LP 2


                                 By: /s/ Peter Touzeau
                                    -------------------------------
                                 Name:   Peter Touzeau
                                 Title:  Director


                                 BARING VOSTOK FUND MANAGERS LIMITED
                                 AS GENERAL PARTNER OF
                                 BARING VOSTOK FUND (GP) LP
                                 AS GENERAL PARTNER OF
                                 BARING VOSTOK PRIVATE EQUITY FUND LP 3


                                 By: /s/ Peter Touzeau
                                    -------------------------------
                                 Name:   Peter Touzeau
                                 Title:  Director


                                 BARING VOSTOK FUND MANAGERS LIMITED
                                 AS GENERAL PARTNER OF
                                 BARING VOSTOK FUND (GP) LP
                                 AS GENERAL PARTNER OF
                                 BARING VOSTOK FUND CO-INVESTMENT LP

                                 By: /s/ Peter Touzeau
                                    -------------------------------
                                 Name:   Peter Touzeau
                                 Title:  Director


                                 BARING VOSTOK FUND MANAGERS LIMITED
                                 AS GENERAL PARTNER OF
                                 BARING VOSTOK FUND (GP) LP
                                 AS GENERAL PARTNER OF
                                 NIS RESTRUCTURING FACILITY LP

                                 By: /s/ Peter Touzeau
                                    -------------------------------
                                 Name:   Peter Touzeau
                                 Title:  Director


                                 BARING VOSTOK FUND MANAGERS LIMITED
                                 AS GENERAL PARTNER OF
                                 BARING VOSTOK FUND (GP) LP

                                 By: /s/ Peter Touzeau
                                    -------------------------------
                                 Name:   Peter Touzeau
                                 Title:  Director


                                 BARING VOSTOK FUND MANAGERS LIMITED

                                 By: /s/ Peter Touzeau
                                    -------------------------------
                                 Name:   Peter Touzeau
                                 Title:  Director

EXHIBIT INDEX

EXHIBIT NO.    DESCRIPTION

99.1 Registration Rights Agreement, dated as of October 5, 1999, between Golden Telecom, Inc. and First NIS Regional Fund SICAV.****

99.2 Registration Rights Agreement, dated as of October 5, 1999, between Golden Telecom, Inc. and Baring Vostok Private Equity Fund LP.***

99.3 Share Purchase Agreement, dated April 2, 2001, among Global TeleSystems, Inc., Alfa Bank Holdings Limited, Capital International Global Emerging Markets Private Equity Fund, L.P., Cavendish Nominees Limited and First NIS Regional Fund SICAV.**

99.4 Stock Option Agreement, dated as of May 11, 2001, among Cavendish Nominees Limited, First NIS Regional Fund SICAV and Global TeleSystems, Inc.***

99.5           Standstill Agreement, dated as of March 31, 2001.*

99.6           Amendment and Assignment Agreement, dated as of May 11,
               2001.***

99.7           Shareholders Agreement dated as of May 11, 2001.*****

99.8           Agreement among Reporting Persons in respect of Schedule 13D
               Filing.***

99.9 Purchaser Designation and Stock Exercise Notice, dated as of July 10, 2001 from Cavendish Nominees Limited and First NIS Regional Fund SICAV to Global TeleSystems Europe Holdings B.V.******

99.10 Share Purchase Agreement dated October 16, 2001 by and between Global TeleSystems Europe Holdings B.V. and Cavendish Nominees Limited. ******

99.11 Share Purchase Agreement dated October 25, 2001 by and between Jeff L. Howley and Cavendish Nominees Limited.
               ******

99.12 Share Purchase Agreement dated October 25, 2001 by and between Stewart Reich and Cavendish Nominees Limited. ******

99.13 Share Purchase Agreement dated October 25, 2001 by and between Darrell Lauterbach and Cavendish Nominees Limited.
               ******

99.14          Shareholders Agreement, dated as of September 5, 2002*******

99.15          Standstill Agreement, dated as of September 5, 2002*******

99.16 Agreement among Reporting Persons in respect of Schedule 13D Filing, dated as of September 11, 2002*******

99.17          Shareholders Agreement, dated as of August 19, 2003********

99.18          Standstill Agreement, dated as of August 19, 2003********

99.19          Registration Rights Agreement, dated as of August 19,
               2003********




* Incorporated by reference to the Schedule 13D/A of Capital International Global Emerging Markets Private Equity Fund, L.P., Capital International Investments, LLC, Capital International, Inc. and Capital Group International, Inc. dated April 12, 2001.

**        Incorporated by reference to the Schedule 13D of Global
          TeleSystems, Inc. dated April 5, 2001.

*** Incorporated by reference to the Schedule 13D of Cavendish Nominees Limited dated May 21, 2001.

**** Incorporated by reference to the Schedule 13D of First NIS Regional Fund SICAV dated May 21, 2001.

***** Incorporated by reference to the Schedule 13D/A of Global TeleSystems, Inc. and others dated May 21, 2001.

****** Incorporated by reference to the Schedule 13D/A of Cavendish Nominees Limited dated November 9, 2001

******* Incorporated by reference to the Schedule 13D/A of Cavendish Nominees Limited dated September 12, 2002

******** Incorporated by reference to the Schedule 13D/A of Cavendish Nominees Limited dated August 26, 2003

                                 SCHEDULE I
                    DIRECTORS AND EXECUTIVE OFFICERS OF
                  BARING VOSTOK FUND MANAGERS LIMITED AND
                         CAVENDISH NOMINEES LIMITED

          The name, present principal occupation or employment, the business address and citizenship for each director and executive officer of Baring Vostok Fund Managers Limited ("BVF Managers") and Cavendish Nominees Limited is set forth below.


                              Present Principal Occupation
                              ----------------------------
     Name and Business               or Employment              Business Address       Citizenship
     -----------------               -------------              ----------------       -----------

BVF Managers

Mike Calvey                   Managing Partner               c/o Baring Vostok              US
                                                             Capital Partners
                                                             Limited
                                                             7 Gasheka Street,
                                                             Dukat Place II,
                                                             Suite 750
                                                             Moscow 123056
                                                             Russia

Connie Helyar                 Managing Director of           13-15 Victoria Road         English
                              International Private Equity   St. Peter Port
                              Services Limited               Guernsey Channel
                                                             Islands
                                                             GY1 3ZD

David Huckfield               Senior Partner of Baring       33 Cavendish Square         English
                              Private Equity Partners        London England
                              Limited Operations             W1M OBQ

Paul Roberts                  Finance Director/Chief         c/o Baring Vostok              US
                              Operations Officer             Capital Partners
                                                             Limited
                                                             7 Gasheka Street,
                                                             Dukat Place II,
                                                             Suite 750
                                                             Moscow 123056
                                                             Russia

Cavendish Nominees Limited
--------------------------

Denise Fallaize               Director of International      13-15 Victoria Road         English
                              Private Equity Services        St. Peter Port
                              Limited                        Guernsey Channel
                                                             Islands
                                                             GY1 3ZD

Peter Gillson                 Director of International      13-15 Victoria Road        French and
                              Private Equity Services        St. Peter Port              English
                              Limited                        Guernsey Channel
                                                             Islands
                                                             GY1 3ZD

Andrew Guille                 Director of International      13-15 Victoria Road         English
                              Private Equity Services        St. Peter Port
                              Limited                        Guernsey Channel
                                                             Islands
                                                             GY1 3ZD

Connie Helyar                 Managing Director of           13-15 Victoria Road         English
                              International Private Equity   St. Peter Port
                              Services Limited               Guernsey Channel
                                                             Islands
                                                             GY1 3ZD

David Stuart Huckfield        Senior Partner of Baring       33 Cavendish Square         English
                              Private Equity Partners        London England
                              Limited Operations             W1M OBQ

Peter Touzeau                 Assistant Director of          13-15 Victoria Road         English
                              International Private Equity   St. Peter Port             (Guernsey)
                              Services Limited               Guernsey Channel
                                                             Islands
                                                             GY1 3ZD
